12027708

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

No Act
PE 2/2/12

February 21, 2012

Christian P. Callens
Skadden, Arps, Slate, Meagher & Flom LLP
christian.callens@skadden.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-21-12

Re: Devon Energy Corporation
Incoming letter dated February 2, 2012

Dear Mr. Callens:

This is in response to your letter dated February 2, 2012 concerning the shareholder proposal submitted to Devon Energy by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 21, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Devon Energy Corporation
Incoming letter dated February 2, 2012

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to enable one or more holders of not less than one-tenth of the company's voting power (or the lowest percentage of outstanding common stock permitted by state law) to call a special meeting.

There appears to be some basis for your view that Devon Energy may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Devon Energy to amend Devon Energy's Certificate of Incorporation to permit holders who hold in the aggregate, and have continuously held for at least one year, at least 25% of the outstanding shares of the common stock of the company to call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by Devon Energy directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders. Accordingly, we will not recommend enforcement action to the Commission if Devon Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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CHRISTIAN.CALLENS@SKADDEN.COM

February 2, 2012

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Devon Energy Corporation 2012 Annual Meeting Stockholders
Proposal of John Chevedden

Ladies and Gentlemen:

We are submitting this letter on behalf of Devon Energy Corporation, a Delaware corporation ("Devon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Devon is seeking to omit a shareholder proposal and supporting statement (the "Shareholder Proposal") that it received from John Chevedden (the "Proponent") from inclusion in the proxy materials to be distributed by Devon in connection with its 2012 annual meeting of shareholders (the "proxy materials"). A copy of the Shareholder Proposal is attached as Exhibit A. For the reasons stated below, we respectfully request that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") not recommend enforcement action against Devon if Devon omits the Shareholder Proposal in its entirety from the proxy materials.

Devon intends to file the definitive proxy statement for its 2012 annual meeting more than 80 days after the date of this letter. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent as notice of Devon's intent to omit the Shareholder Proposal from Devon's proxy materials. We will promptly forward to the Proponent any response received from the Staff to this request that the Staff transmits by email or fax only to Devon or us. Further, we take this opportunity to remind the Proponent that under the applicable rules, if the Proponent submits correspondence to the Staff regarding the Shareholder Proposal, a copy of that correspondence should be concurrently furnished to the undersigned on behalf of Devon.

The Shareholder Proposal

The Shareholder Proposal states:

> Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to enable one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.
>
> This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Basis for Exclusion

The Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(9) because it directly conflicts with a proposal to be submitted by Devon at its 2012 annual meeting

Devon believes that it may properly omit the Shareholder Proposal from the proxy materials under Rules 14a-8(i)(9) because the Shareholder Proposal directly conflicts with a proposal to be submitted by Devon. Currently, neither Devon's Certificate of Incorporation nor Devon's bylaws permits shareholders to call a special meeting. Devon intends to submit its own proposal at its 2012 annual meeting that would ask its shareholders to approve an amendment to Devon's Certificate of Incorporation to permit shareholders who hold in the aggregate, and have held continuously for at least one year, at least 25% of the outstanding common stock of Devon to call a special meeting of shareholders (the "Company Proposal").

Rule 14a-8(i)(9) allows for the exclusion of a shareholder proposal "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Staff has taken the position that the company's proposal need not be "identical in scope or focus" in order for the exclusion to be available. Exchange Act Release 34-40018 (May 21, 1998).

The Staff has consistently allowed for exclusion under Rule 14a-8(i)(9) of shareholder proposals that would allow holders of a threshold percentage of the company's outstanding stock to call a special meeting in cases where the company intends to submit its own proposal that would allow holders of a greater threshold percentage of the company's outstanding stock to call a special meeting. *See, e.g., eBay Inc.* (January 13, 2012) ("*eBay* 2012") (shareholder proposed that holders of 10 percent of the company's outstanding stock could call a special meeting and company intended to submit proposal that would allow holders of 25 percent of the company's outstanding stock to call a special meeting); *Waste Management, Inc.* (February 16, 2011) (shareholder proposed that holders of 20 percent of the company's outstanding stock could call a special meeting and company intended to submit proposal that would allow holders of a net long position of at least 25 percent of the company's outstanding stock for one year to call a special meeting); *Danaher Corp.* (January 21, 2011) (shareholder proposed that holders of 10 percent of the company's outstanding stock could call a special meeting and company intended to submit proposal that would allow holders of 25 percent of the company's outstanding stock to call a special meeting). As noted by the Staff, two such proposals "would present alternative and conflicting decisions for shareholders and provide inconsistent and ambiguous results." *eBay* 2012.

As in the no-action letters cited above, the Company Proposal and the Shareholder Proposal directly conflict, and inclusion of both proposals in the proxy materials would present alternative and conflicting decisions for Devon's shareholders, particularly if both proposals were approved. Therefore, we respectfully submit that Devon may properly omit the Shareholder Proposal from the proxy materials under Rule 14a-8(i)(9) because the Shareholder Proposal directly conflicts with the Company Proposal.

Conclusion

For the reasons stated above, we respectfully request that the Staff not recommend any enforcement action if Devon excludes the Shareholder Proposal from the proxy materials. If the Staff disagrees with Devon's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If you have any questions with respect to this matter, please do not hesitate to contact me at the email address and telephone number appearing on the first page of this letter.

Very truly yours,

Christian P. Callens

cc: Carla Brockman (Vice President, Corporate Governance and Secretary, Devon)

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. J. Larry Nichols
Chairman of the Board
Devon Energy Corporation (DVN)
20 N Broadway Ste 1500
Oklahoma City OK 73102

Dear Mr. Nichols,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden — December 27, 2011
John Chevedden — Date

cc: Carla D. Brockman <Carla.Brockman@dvn.com>
Corporate Secretary
PH: 405 552-7844
FX: 405-552-8171
FX: 405 552-4550

[DVN: Rule 14a-8 Proposal, December 27, 2011]

3* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to enable one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Adoption of this proposal can probably best be accomplished in a simple and straight-forward manner with clear and concise text of less than 100-words. This proposal topic won more than 60% support at CVS, Sprint and Safeway. In addition we gave 60%-suport to a 2011 proposal for a shareholder right to act by written consent and our management had not acted to adopt the proposal.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm, rated our company "D" with "High Governance Risk," and "Very High Concern" for Executive Pay – $18 million for Larry Nichols and $17 million for John Richels. Mr. Nichols had the potential to gain $60 million if there was a change in control plus Mr. Richels could gain $44 million.

Mr. Nichols and Mr. Richels each received more than $10 million in equity pay that vested simply after time. In fact, the only equity pay given to Named Executive Officers in 2010 consisted of time-based stock options and restricted stock. Equity pay should have performance-vesting conditions in order to assure full alignment with shareholder interests. Short-term incentive pay was simply based on the discretion of our executive pay committee. Discretionary elements undermine the integrity of pay-for-performance.

Mary Ricciardello was marked as a "Flagged (Problem) director" by The Corporate Library due to her responsibilities at U.S. Concrete, Inc. leading up to its bankruptcy. Bankruptcy-tainted Ms. Ricciardello still made up 33% of our Audit and Nomination Committees. The other two members of our Audit Committee, Michael Kanovsky and Robert Henry, received our highest negative votes.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and make our company more competitive:

Special Shareowner Meetings – Yes on 3.*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***